                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

   (Mark One)
       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended December 31, 1999
                                                      OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended _______________ to _____________


                          Commission File Number 1-4085

                        POLAROID RETIREMENT SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                              POLAROID CORPORATION
                               784 Memorial Drive
                         Cambridge, Massachusetts 02139
--------------------------------------------------------------------------------
           (Name of issuer of the securities help pursuant to the plan and the address of its principal executive office)

                        POLAROID RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTARY SCHEDULES


Report of Independent Auditors                                            1

Financial Statements

     Statements of Net Assets Available for Benefits                      2
     Statements of Changes in Net Assets Available for Benefits           3
     Notes to Financial Statements                                        4

Supplementary Schedules

     Item 27a - Schedule of Assets Held for Investment Purposes          14
     Item 27d - Schedule of Reportable Transactions                      15

Exhibit Index

     Exhibit 23 - Consent of KPMG LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        POLAROID RETIREMENT SAVINGS PLAN

                                 (Name of Plan)
                        By     // JUDITH G. BOYNTON                JUNE 28, 2000
                               --------------------                -------------
                               Judith G. Boynton
                               Chairman
                               Fund Manager

                        POLAROID RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998


                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Trustees
Polaroid Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Polaroid Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in the net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 22, 2000

                        POLAROID RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998




                    ASSETS                       1999             1998
                                              ------------    ------------

Investments (note 4)                          $858,739,176     824,836,887
Temporary cash investments                            --            52,905
                                              ------------    ------------

                                               858,739,176     824,889,792
                                              ------------    ------------

Receivables:
    Accrued interest and dividends               2,023,186       1,649,210
    Due from investments sold                       26,148          61,581
                                              ------------    ------------

                  Total receivables              2,049,334       1,710,791
                                              ------------    ------------

                  Total assets                 860,788,510     826,600,583
                                              ------------    ------------

                               LIABILITIES

Administrative fees payable                        735,904         176,963
Income distribution payable                        915,823         741,641
                                              ------------    ------------

                  Total liabilities              1,651,727         918,604
                                              ------------    ------------

Net assets available for benefits             $859,136,783     825,681,979
                                              ============    ============


See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998



                                                                      1999            1998
                                                                  ------------    ------------
Additions to net assets attributed to:
    Contributions:
       Employer's contributions                                   $ 21,492,820      24,228,792
       Employees' 401(k) contributions                              17,131,773      18,685,948
       Employees' voluntary contributions                              649,556         718,266
       Rollover contributions                                       12,621,895       1,118,193
                                                                  ------------    ------------

                  Total contributions                               51,896,044      44,751,199
                                                                  ------------    ------------

    Investment income:
       Dividends                                                    42,799,231      33,304,596
       Interest                                                      8,475,252       8,731,025
       Net appreciation (depreciation) in fair market value of
          investments (note 4)                                      45,056,118    (128,013,392)
                                                                  ------------    ------------

                  Total investment income/(loss)                    96,330,601     (85,977,771)
                                                                  ------------    ------------

                  Total additions (deductions)                     148,226,645     (41,226,572)
                                                                  ------------    ------------

Deductions from net assets attributed to:
    Benefit payments                                               113,775,705      91,335,660
    Administrative fees                                                996,136         978,960
                                                                  ------------    ------------

                  Total deductions                                 114,771,841      92,314,620
                                                                  ------------    ------------

                  Net increase (decrease) in net assets             33,454,804    (133,541,192)

Net assets available for benefits:
    Beginning of year                                              825,681,979     959,223,171
                                                                  ------------    ------------

    End of year                                                   $859,136,783     825,681,979
                                                                  ============    ============


See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    PLAN DESCRIPTION

       The Polaroid Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by Polaroid Corporation (the "Company") covering substantially all domestic employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in safekeeping under a master trust contract with the Trustee, Boston Safe Deposit and Trust Company. Fidelity Investments serves as the Plan record keeper and as a sub-trustee of the Plan assets. State Street Bank serves as the custodian and also a sub-trustee of the shares of Polaroid Corporation common stock held in the Polaroid ESOP Stock Fund and the Polaroid Common Stock Fund. The investment advisors for the Plan are Fidelity Investments, Merganser Capital Management Corporation, and Mellon Bank, N.A.

       On December 1, 1997, the Polaroid Employee Stock Equity Plan (the "ESOP") was merged with the Plan. As required by the Plan, the ESOP account is separately maintained. The assets are currently maintained in the Polaroid ESOP Stock Fund.

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (A)    EMPLOYER CONTRIBUTIONS

              Beginning on January 1, 1998, the Company contributed for each plan participant an amount equal to 3% of their annual compensation consisting of regular and overtime wages. These contributions are invested according to each participant's investment instructions. Until the investment instructions have been established by the participant, these funds will be allocated into the Merganser Money Market Fund and the Fidelity Retirement Money Market Portfolio in approximately equal portions. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

              Also, beginning on January 1, 1998, the Company contributed for each plan participant, an amount equal to 5% of their annual compensation consisting of regular and overtime wages. These contributions are automatically invested in participant balances of the Polaroid ESOP Stock Fund. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

       (B)    EMPLOYEE 401(K) CONTRIBUTIONS

              Employees may make elective pre-tax contributions of up to 14 percent of their pre-tax compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.


                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (C)    EMPLOYEE VOLUNTARY CONTRIBUTIONS

              Employees may voluntarily elect to make after-tax contributions of up to 10 percent of their compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $160,000.

       (D)    PARTICIPATION AND VESTING

              Employees become participants upon their first day of employment and are 100 percent vested in their accounts at all times.

       (E)    BENEFITS

              Participants with account balances over $3,500 can elect to have benefits paid in the form of a life annuity, a lump sum cash payment, periodic installments or stock for the stock portion of the payment. Participants with account balances of $3,500 or less will receive their benefits in the form of a lump sum cash payment.

       (F)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the Plan unless the Company elects to pay them. In 1999 and 1998, this election was not made.

       (G)    PARTICIPANT LOANS

              Active employees of the Company who participate in the Plan are eligible to take a loan from their account balance. Participants may borrow up to 50% of their account balance, subject to a $1,000 minimum and $50,000 maximum loan amount. Loan balances are repaid through after-tax payroll deductions and interest is charged on outstanding loan balances at a rate of prime plus 1% (8.75% - 9.5% in 1999 and 1998).

       (H)    RELATED PARTY TRANSACTIONS

              Certain Plan investments are shares of funds managed by Boston Safe Deposit and Trust Company or Fidelity Investments. Boston Safe Deposit and Trust Company is the trustee and Fidelity Investments is a sub-trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.


                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (I)    PARTICIPANT ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances. The participant's contribution is credited in accordance with the directions given by the participant in one or more of the following funds:

              MERGANSER MONEY MARKET FUND

              The Fund's goal is to obtain the highest level of current income possible, consistent with the preservation of capital and a stable share price. The Fund invests in the highest quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, certificates of deposit, and U.S. government obligations.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

              The Fund strives to provide current income while maintaining a stable investment value. It invests in high quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

              MERGANSER CONSERVATIVE BOND FUND

              The Fund's goal is to earn returns that exceed inflation over a market cycle with a low variability of returns and low risk of principal loss. The Fund will maintain an average maturity of less than three years and will invest in a diversified selection of fixed-income securities of investment grade quality. The Fund was formerly known as the Stable Income Fund.

              FIDELITY INVESTMENT GRADE BOND FUND

              The Fund seeks a rate of current income consistent with reasonable risk. It invests in a broad array of fixed-income obligations that are primarily "investment grade" and of any maturity. "Investment grade" refers to bonds rated with medium to high quality.

              MELLON/MERGANSER BALANCED FUND

              The Fund is designed to provide long-term growth through interest and dividend income, plus appreciation from stocks. The Fund invests approximately 50% of its assets in an S&P 500-Registered Trademark- index, and 50% in high quality bonds.

              FIDELITY GROWTH & INCOME PORTFOLIO

              The Fund seeks to provide long-term growth, current income and growth of income consistent with reasonable risk through investment in mostly equity securities, from both the U.S. and abroad, that offer growth of earnings while paying current dividends.

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              FIDELITY PURITAN-Registered Trademark- Fund

              The goal of the Fund is to provide as much income as possible while preserving the value of the investments. The Fund invests in high-yielding U.S. and foreign securities, including those in emerging markets which may involve additional risks, common and preferred stocks, as well as bonds of any quality or maturity.

              MELLON COMMON STOCK FUND

              The Fund is designed to provide long-term growth of capital through investment in companies that comprise the S&P 500-Registered Trademark-.

              FIDELITY BLUE CHIP GROWTH FUND

              The Fund seeks growth through investment in common stocks of well-known, established growth companies that are generally considered industry leaders.

              FIDELITY CONTRAFUND

              The Fund is considered an aggressive growth fund and seeks to achieve its objective of long-term capital growth by investing primarily in common stocks from companies both in the U.S. and abroad, which the Fund's manager believes are undervalued or out of favor.

              FIDELITY MAGELLAN-Registered Trademark- Fund

              As an aggressive growth fund, the Fund attempts to achieve long-term capital growth through investment primarily in common and preferred stocks of all types of companies in the U.S. and abroad. The Fund is limited to investing 20% of its holdings in bonds, with latitude as to any quality level.

              FIDELITY INTERNATIONAL GROWTH & INCOME FUND

              The Fund seeks both capital growth and current income through investment in companies who mostly operate outside the United States.

              FIDELITY OVERSEAS FUND

              The Fund seeks capital growth through investment in common stock, convertible securities and debt instruments of companies that have their principal business activity outside of the United States.

              MELLON ASSET MANAGED FUND

              The Fund strives for long-term growth through investments in stocks, bonds and money market investments.

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              MELLON CAP GTAA FUND

              The Fund became available to participants on August 1, 1998. The Fund's investment objective is to provide capital appreciation across global markets with reduced risk across the long term.

              FIDELITY ASSET MANAGER TM

              The Fund is designed to provide a high total return with reduced risk over the long term. It is an aggressively managed asset allocation fund with holdings in domestic and foreign stocks, bonds and short-term investments.

              POLAROID COMMON STOCK FUND

              The assets of the Fund are invested in Polaroid Corporation common stock.

              POLAROID ESOP STOCK FUND

              The Fund holds shares of Polaroid Corporation common stock that have been allocated to participants from 1988 to present. For participants who are at least 55 years of age and have ten or more years of participation in the Polaroid Employee Stock Equity Plan, the Company will gradually move shares from a restricted category into an unrestricted category within the Fund. This transfer allows the participant to retain the stock or transfer the asset to other investment options.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis. Benefits payable at year-end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

       (B)    INVESTMENTS

              Investments are stated at fair market value. The fair market value of marketable securities is based on quotations obtained from national securities exchanges. Certain short-term obligations are valued at cost, which when combined with accrued interest receivable, approximates fair market value. Participant loans are valued at cost, which approximates fair market value.

              Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              Net appreciation or depreciation of investments includes both realized and unrealized gains and losses.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


(3)    FEDERAL INCOME TAX

       On September 12, 1995, the Internal Revenue Service (the "IRS") issued a Determination letter which stated that the Polaroid Retirement Savings Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code. On August 9, 1995, the IRS issued a Determination letter which stated that the Polaroid Employee Stock Equity Plan and its underlying trust qualify under Section 401(a) of the Code and therefore, is exempt from federal income taxes under
       Section 501(a) of the Code. As discussed in note 1, these plans merged on December 1, 1997. However, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.


(4)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS. SOP No. 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP No. 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       The following table presents investments at fair market value. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                                                1999                 1998
                                                                           ----------------     ----------------

  U.S. Government and Agency Obligations                                   $   3,762,216         6,565,361
  Certificates of Deposit                                                      2,998,230         4,193,978
  Short-term Corporate Debt                                                   33,440,063        35,177,462
  Long-term Corporate Debt                                                    57,183,994        62,746,303
  Other Investments                                                           10,537,617         7,548,276
  Polaroid Corporation Common Stock                                          138,346,897       135,759,974
  Pooled Funds:
    Mellon Daily Opening Asset Allocation Fund                               100,141,877       114,223,542
    Mellon Daily Opening Stock Index Fund                                     82,949,436        74,667,077
    Other pooled funds                                                         8,898,276         8,015,896
  Mutual Funds:
    Fidelity Contrafund                                                       74,272,861        63,964,680
    Fidelity Magellan-Registered Trademark- Fund                              63,810,988        43,746,491
    Fidelity Blue Chip Growth Fund                                            84,210,729        71,677,130
    Fidelity Growth & Income Portfolio                                        59,433,796        68,429,194
    Other mutual funds                                                       126,547,676       115,198,106
    Participants' loans                                                       12,204,520        12,923,417
                                                                           -------------     -------------

           Total investments                                               $ 858,739,176       824,836,887
                                                                           =============     =============

Net appreciation (depreciation) in fair market value of investments for the years ended December 31, 1999 and 1998, is as follows:

                                                                                    1999              1998
                                                                           -------------     -------------

  U.S. Government and Agency Obligations                                   $    (184,219)          (85,688)
  Short-term Corporate Debt                                                      (26,471)          (48,073)
  Long-term Corporate Debt                                                    (2,231,468)          322,809
  Other Investments                                                             (293,008)         (104,519)
  Polaroid Corporation Common Stock                                            2,014,411      (214,869,392)
  Pooled Funds                                                                15,885,777        37,492,232
  Mutual Funds                                                                29,891,096        49,279,239
                                                                           -------------     -------------

           Net appreciation (depreciation) in fair market
  value of investments                                                     $  45,056,118      (128,013,392)
                                                                           =============     =============


                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(6)    PLAN TERMINATION

       Although it has expressed no intent to do so, the Company has the right under the Plan to terminate the Plan. If the Plan were terminated, all participants would remain 100 percent vested in their accounts. Upon termination of the Plan, all accounts would be distributed to the participants or their beneficiaries.


(7)    PLAN AMENDMENTS

       The Plan may be amended at any time by the Company. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage on that account. In addition, notices of all amendments shall be given in writing to each participant, or beneficiary of deceased participants of the Plan.

                        POLAROID RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999


                        ISSUER                      RATE       MATURITY       PAR/SHARES             COST            FAIR VALUE
------------------------------------------------ ----------- -------------- ----------------   -----------------  ------------------
CERTIFICATES OF DEPOSIT
   Bankers Trust Co Instl CD                         4.980%        4/10/00     3,000,000           2,998,230           2,998,230
                                                                                               -----------------  ------------------

U.S. GOVERNMENT AND AGENCY
   OBLIGATIONS:
    FHLMC   Group   #16-1056                         9.250%         9/1/08         3,351               3,265               3,517
    FHLMC   Group   #18-3143                         7.000%         3/1/09       455,294             457,855             447,827
    FHLMC   Group   #54-4327                         7.000%         5/1/06        19,718              20,310              19,581
    FHLMC   Group   #85-0082                         9.000%        10/1/05       419,066             448,663             431,415
    FHLMC   Group   #B7-0069                         8.000%         4/1/08       252,494             265,750             254,898
    FNMA    Pool    #0049622                         6.000%         7/1/14        31,100              31,722              30,235
    FNMA    Pool    #0062431                         7.500%         3/1/09       270,686             275,761             272,096
    FNMA    Pool    #0107048                         7.500%         8/1/04        17,553              18,157              17,498
    GNMA    Pool    #0024840                         8.250%        5/15/08        24,103              22,703              24,536
    Guaranteed Expt Tr 93-C Cl A                     5.200%       10/15/04       444,445             444,445             429,665
    Guaranteed ExptFr 94-F                           8.187%       12/15/04     1,266,672           1,308,433           1,304,589
    Student Ln Marketing Assn Nt                     7.500%         3/8/00       525,000             526,359             526,359
                                                                                               -----------------  ------------------
           Total U.S. Government
             and Agency Obligations                                                                3,823,423           3,762,216
                                                                                               -----------------  ------------------


SHORT-TERM CORPORATE DEBT:
   Bank West Australia Emtn                                        2/22/00     3,000,000           2,999,734           2,999,734
   Citibank Cr Card Master Tr Bds                    6.250%        2/10/00     1,500,000           1,501,020           1,501,020
   Caisse Des Depots Disc                                          1/14/00       500,000             498,906             498,906
   African Dev Bk Sub Nt                             9.300%         7/1/00     1,500,000           1,521,986           1,521,986
   American Gen Fin Corp Sr Nt                       6.875%        1/15/00       562,000             562,039             562,039
   Avco Finl Svcs Inc                                5.500%         4/1/00     2,025,000           2,020,769           2,020,769
   Banque Et Caisse Disc                                           1/20/00       900,000             897,079             897,079
   Banque Gen Du Lux Disc                                          1/26/00     3,500,000           3,485,368           3,485,368
   Capita Equip Rec Tr 96-1 Cl A4                    6.280%        6/15/00       943,398             946,557             946,557
   Capita Equip Rec 97-1 Cl A-3                      6.120%        9/15/00       539,598             539,683             539,683
   Ciesco L P Disc                                                 1/26/00       500,000             497,691             497,691
   Ciesco L P Disc                                                  2/2/00       500,000             497,333             497,333
   Coop Assn Trac A Disc                                           1/18/00     1,000,000             997,167             997,167
   Coop Assn Trac A Disc                                           1/20/00     2,300,000           2,292,535           2,292,535
   Coop Assn Trac B Disc                                           2/16/00     1,000,000             992,244             992,244
   Discover Card Tr 9-B Cr Card                      6.750%        2/15/00       820,000             821,108             821,108
   Ford Cr Auto Owner Tr 1998-C                      5.730%       11/15/00       107,996             107,996             107,996
   Golden West Finl Corp Sub Nt                      7.000%        1/15/00     2,000,000           2,000,115           2,000,115
   Jcp Master Cr Card Tr Ser C                       9.625%        6/15/00     1,085,000           1,099,711           1,099,711
   Japan Fin Corp For Mun Gtd Bd                     9.125%       10/11/00       900,000             919,073             919,073
   Kfw Intl Fin Inc Disc                                           1/19/00       579,000             577,263             577,263
   Kfw Intl Fin Inc Disc                                           1/25/00       560,000             557,555             557,555
   Lehman Bros Mtn # Tr 00079                        8.875%        2/15/00       810,000             812,193             812,193
   Mobil Oil Corp Esop Tr Deb                        9.170%        2/29/00       735,608             743,236             738,482
   National Aust Fdg Disc                                           2/2/00     1,400,000           1,391,911           1,391,911
   Premier Auto Tr 98-3 Nts A2                       5.820%        12/8/00       127,067             127,114             127,114
   Queensland Treas Disc                                           2/23/00       400,000             396,290             396,290
   Wal-mart Stores Inc Nts                           5.850%         6/1/00       660,000             659,046             659,046
   Commonwlth Bk Aus Disc                                          3/22/00     1,000,000             986,650             986,650
   Electric France Disc                                            1/14/00     2,000,000           1,995,445           1,995,445
                                                                                               -----------------  ------------------
           Total Short-Term Corporate Debt                                                        33,444,817          33,440,063
                                                                                               -----------------  ------------------

                        POLAROID RETIREMENT SAVINGS PLAN

                                December 31, 1999


                        ISSUER                      RATE       MATURITY       PAR/SHARES             COST            FAIR VALUE
------------------------------------------------ ----------- -------------- ----------------   -----------------  ------------------

LONG-TERM CORPORATE DEBT:
   Abn Amro Bk Nv Chicago Sub Nt                     7.250%        5/31/05       500,000             501,335             493,906
   At&t Cap Corp Mtn Tr #00638                       6.600%        5/15/05     1,000,000             980,390             952,500
   At&t Cap Corp Mtn Tr #00658                       5.860%        4/26/02     2,000,000           2,000,000           1,950,000
   Abbey Natl Cap B V Gtd                            8.200%       10/15/04     1,000,000           1,110,500           1,026,250
   Arcadia Auto Rec 97-B Cl A-4                      6.700%        2/15/05     1,300,000           1,326,000           1,302,478
   Asset Backed Secs Corp 98-A                       5.900%        5/14/04     1,682,250           1,688,033           1,672,834
   Associated Corp MTN # Sr 00877                    7.580%        4/12/04     1,000,000           1,082,490           1,012,500
   Associated Corp MTN # Sr 00085                    8.625%       11/15/04     1,000,000           1,142,760           1,056,250
   Associated Corp MTN # Sr 00119                    8.180%        2/15/05     1,000,000           1,051,250           1,036,250
   Bear Stearns Cos Inc Global Nt                    6.450%         8/1/02     2,000,000           1,994,020           1,962,836
   California Infrastructure                         6.150%        6/25/02       481,071             480,396             480,396
   California Infrastructure 97-1                    6.140%        3/25/02       987,920             988,534             988,534
   California Infract 1997-1 A-2                     6.040%        3/25/02       641,870             642,161             642,161
   Case Equip Ln Tr 96B Cl A-3                       6.650%        9/15/03     1,342,600           1,343,478           1,343,478
   Case Equip Rec 98-B Nts Cl A1                     5.700%        5/15/02       128,441             128,468             128,468
   Chase Cr Crd Master Tr 96-3Cla                    7.090%        2/15/09     1,000,000             999,844           1,002,516
   Chevron Corp Pft/Sh Tr Amtzg                      8.110%        12/1/04       909,333             947,498             932,067
   Chevy Chase Auto Rec 96-1 Cl A                    6.600%       12/15/02       239,815             239,965             239,998
   Circuit City Cr 95-1 Ctf Cl A                     6.375%        9/15/05       465,000             465,000             465,000
   Deutsche Bk Finl Bk Gtd                           7.500%        4/25/09     1,000,000           1,103,550             988,750
   FMC Corp Mtn #Tr 00008                            6.530%       12/22/03       500,000             498,260             473,473
   Fifth Third Bk auto Tr 96A Cla                    6.200%         9/1/01       124,701             124,837             124,732
   First Chicago Master Tr II 94L                    7.150%        4/16/01       175,000             175,218             175,218
   First Chicago Master Tr II 94K                    6.950%        4/16/01       133,333             133,333             133,333
   First Un Corp Sr Nt                               8.000%       11/15/02     1,000,000           1,086,250           1,019,300
   Ford Mtr Cr Mtn #Tr 00613                         6.620%        2/27/06     1,000,000             949,850             957,500
   Gmac Grantor Tr 97-A Cl A                         6.500%        4/15/02       634,678             635,286             635,286
   General Elec Cap Corp Nt                          7.875%       11/22/04     1,000,000           1,118,230           1,031,250
   Gmac Mtn                                          5.400%         4/9/01     2,000,000           1,996,220           1,968,604
   Hrpt Ppyts Tr Sr Nts                              6.875%        8/26/02       600,000             594,750             578,496
   Heller Equip Asset 97-1 Cl A-2                    6.390%        5/25/05       638,027             642,712             636,806
   Hyundai Auto Rec 98-A Cl A1                       5.900%        4/15/01       930,575             929,238             929,238
   Illinois Pwr Spl Tr 98-1                          5.390%        6/25/02       518,127             517,089             517,089
   Inter Amern Dev Bk                               12.250%       12/15/08     1,000,000           1,389,250           1,317,500
   Intl Lease Fin Cp Mtn Tr00181                     8.150%        10/1/04     1,000,000           1,098,130           1,025,000
   International Lease Fin Corp                      5.750%        2/19/05     1,500,000           1,452,480           1,442,835
   Lehman Bros Mtn # Tr 00213                        6.900%        1/29/01     2,500,000           2,504,625           2,496,875
   Merrill Lynch mtg Invs Inc 89E                    9.400%        9/15/09     1,044,002           1,096,552           1,076,384
   Mid-st Tr II Mtg Bckd Nt Cl A4                    9.625%         4/1/03     1,400,000           1,506,400           1,444,058
   Midland Bk Plc Shelf 1                            7.625%        6/15/06     1,000,000             997,620             991,250
   Morgan Stanley Dean Witter & Co                   7.125%        1/15/03     1,000,000             999,780             998,750
   Ncnb Corp Sub Nt                                  9.125%       10/15/01     2,000,000           2,088,020           2,066,358
   Nationsbank Corp Sub Notes                        7.750%        8/15/15       500,000             527,813             487,500
   Navistar Finl Tr 97-B CL A-3                      6.200%        3/15/01       848,607             848,392             848,392
   Neiman Marcus Group 95-1 Cl A                     7.600%        6/15/03     2,000,000           2,009,064           2,009,064
   New Court Rec Asset Tr 96-1cla                    6.790%        8/20/03       317,939             317,939             317,939
   New Court Rec Asset Tr 96-2cla                    6.870%        6/20/04       554,148             554,167             554,167
   Pemex Expt Grantor Tr Ser 95-A                    7.660%        8/15/01       824,718             822,062             832,844
   Private Expt Fdg Corp Ser G                       6.670%        9/15/09     1,000,000           1,000,000             975,000
   Railcar Tr No 1992-1                              7.750%         6/1/04     1,552,822           1,584,332           1,567,730
   Salomon Inc Nts                                   7.000%        3/15/04     1,000,000           1,053,550             985,000
   Sears Cr Acct Master Tr 95-2 A                    8.100%        6/15/04     1,313,542           1,371,908           1,325,766


                        POLAROID RETIREMENT SAVINGS PLAN

                                December 31, 1999


                        ISSUER                      RATE       MATURITY       PAR/SHARES             COST            FAIR VALUE
------------------------------------------------ ----------- -------------- ----------------   -----------------  ------------------
                                                                                                                         (Continued)
   Swiss Bk Corp N Y Mtn #Tr00012                    7.375%        6/15/17     1,000,000           1,040,010             965,000
   Textron Finl 97-A Nts Cl A                        6.050%        3/16/09       180,846             180,606             179,448
   Travelers Mtg Sec Ser 84-1 Z-2                   12.000%         3/1/14       265,734             301,193             284,683
   Wfs Finl Owner Tr 96-A Cl A-4                     6.150%         6/1/01        92,020              92,047              92,047
   Wal Mart Stores Remarketed Bds                    5.650%         2/1/10       500,000             499,472             499,472
   Western Finl 95-4 Cl A-1                          6.200%         2/1/02       554,566             554,698             554,698
   Yamaha Mtr Tr D 1995-1 Cl A                       6.200%        5/15/03     3,000,000           2,992,499           2,988,737
                                                                                               -----------------  ------------------
           Total Long-Term Corporate Debt                                                         58,499,554          57,183,994
                                                                                               -----------------  ------------------
POLAROID CORPORATION COMMON STOCK:
   Polaroid Corporation                                                        7,353,988         222,987,698         138,346,897
                                                                                               -----------------  ------------------
LOANS TO PARTICIPANTS:
   1,984 outstanding loans
    (Interest rate 8.75% - 10.00%)                                            12,204,520          12,204,520          12,204,520
                                                                                               -----------------  ------------------
OTHER INVESTMENTS:
   Canada Global Bnd                                  6.500%        5/30/00       500,000             500,163             500,163
   Export Dev Corp Bds Us $                           8.625%        3/24/00     2,000,000           2,009,041           2,009,041
   Sweden Kingdom Nts                                 5.600%        1/27/00     2,000,000           1,998,960           1,998,960
   British Columbia Prov of Disc                                     2/2/00       700,000             695,956             695,956
   Israel State NTS                                   6.375%       12/15/05       850,000             820,878             777,750
   Manitoba Prov Cda U S$ Ser CJ                      9.500%        10/1/00       300,000             306,643             306,643
   Manitoba Prov Cda Mtn # Tr 00007                   9.000%       12/15/00       300,000             307,269             307,269
   Quebec Prov Cda Mtn #TR 00007                      8.690%        2/22/01     2,900,000           3,205,834           2,954,375
   Texas Agric Fin Auth T/E                                         3/15/00     1,000,000             987,460             987,460
                                                                                                -----------------  -----------------
           Total Other Investments                                                                 10,832,204          10,537,617
                                                                                                -----------------  -----------------
POOLED FUNDS:
   Mellon Temp Inv Fund *                                                           1,276               1,276               1,276
   Mellon Cap GTAA Fund *                                                           3,650             433,750             461,141
   Mellon Daily Opening Stock Index Fund *                                        231,240          31,957,429          82,949,436
   Mellon Daily Opening Asset Alloc Fund *                                        459,927          52,223,706         100,141,877
   TBC Inc Pooled Employee Funds *                                              8,435,860           8,435,859           8,435,859
                                                                                                -----------------  -----------------
           Total Pooled Funds                                                                      93,052,020         191,989,589
                                                                                                -----------------  -----------------
MUTUAL FUNDS:
   Fidelity International Growth & Income Fund *                                  396,026           8,568,168          11,920,393
   Fidelity Asset Manager *                                                       871,674          13,920,768          16,021,363
   Fidelity Contrafund Fund *                                                   1,237,469          57,085,029          74,272,861
   Fidelity Investment Grade Bond Fund *                                        1,687,371          12,077,223          11,625,985
   Fidelity Magellan Fund *                                                       467,035          46,533,904          63,810,988
   Fidelity Retirement Money Market Portfolio *                                39,179,040          39,179,040          39,179,040
   Fidelity Overseas Fund *                                                       339,802          11,762,878          16,313,878
   Fidelity Puritan Fund *                                                      1,654,599          28,634,324          31,487,017
   Fidelity Growth & Income Portfolio *                                         1,260,259          44,124,387          59,433,796
   Fidelity Blue Chip Growth Fund *                                             1,400,944          50,468,255          84,210,729
                                                                                                -----------------  -----------------
           Total Mutual Funds                                                                     312,353,976         408,276,050
                                                                                                -----------------  -----------------
           Total Assets Held for Investment Purposes                                             $750,196,442         858,739,176
                                                                                                =================  =================

*  Denotes party-in-interest.

See accompanying auditors' report.

                                                                    Schedule 2


                        POLAROID RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1999



                                                                                                       (F) CURRENT
                                                                                                          VALUE
                                                                                                        OF ASSET ON        (G) NET
(A) IDENTITY OF PARTY                                  (C) PURCHASE    (D) SELLING    (E) COST OF       TRANSACTION        GAIN OR
       INVOLVED             (B) DESCRIPTION OF ASSET      PRICE            PRICE          ASSET            DATE            (LOSS)
---------------------       ------------------------   ------------    -----------    -----------      ------------
Mellon Trust*                 Daily Liquidity Funds    $279,374,123            --       279,374,123     279,374,123           --
Mellon Trust*                 Daily Liquidity Funds            --       278,779,219     278,779,219     278,779,219           --

*Denotes party-in-interest

See accompanying auditors' report.